UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Burlington Coat Factory Warehouse Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

121579 10 6
(Cusip Number)

Carol Milstein
c/o Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 07016
Tel: (609) 387-7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Estate of Henrietta Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7.Sole Voting Power:	None
	8.Shared Voting Power:	None
	9.Sole Dispositive Power:	None
	10.Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 0 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in row (11) 0%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Trust established under Article SIXTH of the last will and testament of Henrietta Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7.Sole Voting Power:	None
	8.Shared Voting Power:	6,743,984
	9.Sole Dispositive Power:	None
	10.Shared Dispositive Power:	6,743,984

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 6,743,984

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 15.1%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Monroe G. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7.Sole Voting Power:	470,801
	8.Shared Voting Power:	None
	9.Sole Dispositive Power:	470,801
	10.Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 470,801 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 1.1%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Carol Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7.Sole Voting Power:	None
	8.Shared Voting Power:	6,743,984
	9.Sole Dispositive Power:	None
	10.Shared Dispositive Power:	6,743,984

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 6,743,984 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 15.1%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

Common stock, par value $1.00 per share (the "Common Stock") of Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the "Issuer"), whose executive offices are located at 1830 Route 130, Burlington, New Jersey 08016.

Item 2. Identity and Background

(a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of: (i) the estate (the "HM Estate") of Henrietta Milstein ("HM"); (ii) a trust (the "HM Trust") established under Article Sixth of the last will and testament of HM to receive the shares of Common Stock of the Issuer owned by HM; (iii) Monroe G. Milstein ("MM") and Carol Milstein ("CM"). The HM Estate, the HM Trust, MM and CM are sometimes referred to herein as "Reporting Persons."

The HM Estate's and the HM Trust's business address is c/o Monroe Milstein at 1830 Route 130, Burlington, New Jersey 08016.

MM's business address is c/o the Issuer at 1830 Route 130, Burlington, New Jersey 08016. MM's principal occupation is as President, Chief Executive Officer and as a Director of the Issuer. MM is the executor of HM's Estate and was a trustee of the HM Trust until September 10, 2004.

CM's business address is c/o the Issuer at 1830 Route 130, Burlington, New Jersey 08016. CM's principal occupation is as a homemaker. CM has been the trustee of the HM Trust since September 10, 2004.

(d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) MM and CM are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Effective as of September 22, 2004, the HM Estate transferred 6,743,984 shares (the "Shares") of Common Stock to the HM Trust. The transfer was effected pursuant to the terms of the last will and testament of HM. Following such transfer, the HM Estate ceased to be a beneficial owner of the Shares.

CM was appointed as a trustee of the HM Trust as of September 10, 2004. CM has sole power to vote and dispose of the Shares. MM resigned as a trustee of the HM Trust as of September 10, 2004.

Item 4. Purpose of Transaction

The purpose of the transaction that is the subject of this amendment is for investment and business and estate planning. The Reporting Persons may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held by them at any time.

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number of Shares Owned	Percentage of Outstanding (1)

HM Estate	-	0
HM Trust	6,743,984	15.1%
CM	6,743,984(2)	15.1%
MM	470,801(3)(4)(5)	1.1%

          (1) Based on 44,634,189 shares of Common Stock outstanding as of September 22, 2004.

          (2) Includes 6,743,984 shares of Common Stock that were owned by HM and that were bequeathed to the HM Trust. CM, as a trustee of the HM Trust, has sole voting and dispositive powers over these shares. Does not include shares of Common Stock as to which Andrew Milstein, CM's spouse, may be deemed to share beneficial ownership.

          (3) Does not include the following number of shares of Common Stock beneficially owned by the following persons who may be deemed to be members of a group with MM:

Name	Number of Shares	Percentage of Class
Samgray, L.P.	12,000,000	26.9%
Latzim Family LLC	12,000,000	26.9%
Andrew R. Milstein	14,830,651	33.2%
Stephen L. Milstein	14,627,700	32.8%
Lazer Milstein	13,901,901	31.1%

(4) Excludes 308,014 shares of Common Stock (representing MM's proportionate interest in 1,400,000 shares of Common Stock) held by MHLAS Limited Partnership Number One of which MM is a limited partner. Also excludes 11,784,000 shares of Common Stock (representing MM's proportionate interest in 12,000,000 shares of Common Stock) held by Samgray, L.P. of which MM is a limited partner.

(5) Does not include 6,743,984 shares of Common Stock owned by the Article Sixth Trust, of which MM is a beneficiary. MM has certain limited dispositive rights with respect to the shares of Common Stock owned by the Article Sixth Trust as to which he disclaims beneficial ownership.

(c) Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

(d) Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Agreement Pursuant to Rule 13d - 1(k).

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 22, 2004

THE ESTATE OF HENRIETTA MILSTEIN

By:/s/ Monroe G. Milstein
Monroe G. Milstein, Executor

/s/ Monroe G. Milstein
MONROE G. MILSTEIN

TRUST ESTABLISHED UNDER ARTICLE SIXTH OF THE LAST WILL AND TESTAMENT OF HENRIETTA MILSTEIN

By:/s/ Carol Milstein
Carol Milstein, Trustee

/s/ Carol Milstein

CAROL MILSTEIN